Connect Biopharma Holdings Limited

3580 Carmel Mountain Road, Suite 200

San Diego, CA 92130

June 24, 2025

VIA EDGAR

Alan Campbell

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Connect Biopharma Holdings Limited

Registration Statement on Form F-3

File No. 333-287918

To the addressee set forth above:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Connect Biopharma Holdings Limited, respectfully requests that the effective date of the Registration Statement on Form F-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on June 26, 2025, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact Michael E. Sullivan of Latham & Watkins LLP at (858) 523-3959. Thank you for your assistance and cooperation in this matter.

Sincerely,

CONNECT BIOPHARMA HOLDINGS LIMITED

By:	/s/ Jeff Cohn
Jeff Cohn
General Counsel and Corporate Secretary

cc:	Barry Quart, Pharm.D., Connect Biopharma Holdings Limited

Michael E. Sullivan, Latham & Watkins LLP